FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of November 1, 2004 to November 30, 2004



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  December 10, 2004





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                   FROM NOVEMBER 1, 2004 TO NOVEMBER 30, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



583      Well Report - Sebaya #2 Madura Island, Indonesia
584      CityView Corporation
585      Well Report - Sebaya #2 Madura Island, Indonesia














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                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com

November 2, 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:         Medco Madura/Pertamina JOB
WELL:             Sebaya #2
SPUD:             Estimated mid to late November 2004*

PRESENT ACTIVITY:
        o The Apexindo Rig-14 was mobilised on time and the last load is expected to arrive on Madura on November 3.
        o Rig inspection will be finalised following the erection of the rig.
        o A running test will then be conducted.
        o On October 29, both the mud and cementing Contractors mobilised their equipment.

* The Indonesian Government has imposed travel and transport restrictions on non-essential traffic for the duration of the Ramadan period. The restrictions have limited movement of major items and site support equipment, causing delays to the spud-in of the well. It is anticipated that the restrictions will be eased around November 16-17, 2004.

                            SIMON WATSON LL.B., B.EC.
                     BARRISTER, SOLICITOR AND NOTARY PUBLIC

                         17 ORD STREET, WEST PERTH, 6005
                                WESTERN AUSTRALIA
                     TELEPHONE 9322 6855 FACSIMILE 9322 6197


YOUR REFERENCE
OUR REFERENCE              SW:BC 4/04

                                                               3 November, 2004

Ms Jill Hewitt
Australian Stock Exchange Ltd
PERTH
                                           By Facsimile Transmissions: 9221 2020
                                                (No. of pages including cover 2)


Dear Madam,

                          CITYVIEW CORPORATION LIMITED

We act on behalf of CityView Corporation Limited ("Company/CityView") and refer to your letter 1 November 2004. CityView provides the following additional information:-
1. the negative operating cash flows for the quarter ended 31 December 2004 will not reflect the receipts and payments for the quarter ended 30 September 2004 for the following reasons:-
          (a) the Company's expenditure for the quarter included non-recurring items of $130,792.00 and the projected expenditure for the quarter ended 31 December 2004 is $76,780.00 as shown in the budget and cash flow forecast for the period set out below:-
                                         Oct 04         Nov 04        Dec 04
                                            $              $             $
                                      ------------- -------------- -------------
            Receipts
            Financing facility             100,000

            Payments
            Payments for overheads
            and other working Capital       24,260         28,760        23,760
                                      ------------- -------------- -------------

                                            24,260         28,760        23,760

            Net Cashflow                    75,740        (28,760)      (23,760)
                                      ------------- -------------- -------------

            Opening Bank                   187,869        238,609       234,849
                                      ------------- -------------- -------------

            Closing Bank                   263,609        234,849       211,089
                                      ============= ============== =============
          (b) the receipts for the quarter ended 30 September 2004 did not reflect the advance of $100,000.00 under the Midwestern Oil Pte Ltd facility received by the Company on the 29th October 2004;
          (c) the Company is seeking to conserve its funds pending clarification of the extend of its petroleum interests in Indonesia. Despite this policy Midwestern Oil Pte Ltd, the major shareholder in the Company, has made available a stand by facility to advance to CityView if required a further loan of up to $250,000.00 within the next 60 days to ensure that the Company has sufficient funds for its operating expenses;

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2.       the Company will carry out capital raising in the event that the operating revenues and expenses for the period beyond December show a requirement for additional funds. The present budget and cash flow forecasts indicate that the Company will have adequate funds to meet its expenditure beyond the end of the financial year ended 30 June 2005;
3. in the opinion of the Directors the Company is in compliance with the Listing Rules and in particular Listing Rule 3.1;
4. the Directors are of the opinion that the Company is in compliance with Listing Rule 12.2.

Yours faithfully,
SIMON WATSON
(This facsimile is not signed
as it is computer generated.)

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com

November 23, 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:         Medco Madura/Pertamina JOB
WELL:             Sebaya #2
SPUD:             Estimated November 27, 2004

PRESENT ACTIVITY:
        o Rig up of the Apexindo Rig-14 is nearing completion.
        o Upon completion and as required by Indonesian regulations, MIGAS will inspect the rig prior to spud in.
        o Provided the inspection proceeds satisfactorily, a pre-spud meeting has been schedule for November 26, 2004.
        o Spud in is anticipated on November 27, 2004.
        o Mud and cementing materials along with equipment has arrived on location.

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                   FROM NOVEMBER 1, 2004 TO NOVEMBER 30, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





              NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH